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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 3 0 2021

Washington, DC

SEC FILE NUMBER
8-31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/20 (MM/DD/YY) AND ENDING 01/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rance King Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. Broadway

(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rance King, Jr. (562) 240-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2333414
My Comm. Expires Sep 13, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation (the "Company") as of January 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 25, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2021

ASSETS

Assets:	
Cash in bank	$ 391,961
Due from related parties	1,150,887
Prepaid taxes	11,801
Total assets	$ 1,554,649

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 1,251,179
Total liabilities	1,251,179
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	264,559
Total stockholder's equity	303,470
Total liabilities and stockholder's equity	$ 1,554,649

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

FOR THE YEAR ENDED JANUARY 31, 2021

Revenues:		
Marketing and due diligence income - related party		$ 2,423,358
Commissions income - related party		4,717,275
Total revenues		7,140,633
Expenses:		
Commissions	$ 4,622,406	
Salaries	1,696,926	
Marketing and due diligence	537,896	
Professional fees	92,979	
Licenses, fees and regulatory assessments	50,695	
Conferences and seminars	40,167	
Occupancy	20,007	
Postage and delivery	16,192	
Employee benefits	15,302	
Travel and transportation	3,979	
Office supplies/other	42,537	
Total expenses		7,139,086
Operating Income		1,547
Other Income:		
Interest income		5,300
Income before income taxes		6,847
Income taxes		2,274
Net income		$ 4,573

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2021

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	$ 28,911	$ 259,986	$ 298,897
Net income	-	-	4,573	4,573
Balance, end of year	$ 10,000	$ 28,911	$ 264,559	$ 303,470

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2021

Cash flows from operating activities:	
Net income	$ 4,573
Adjustments to reconcile net income to net cash used by operating activities:	
Change in:	
Due from related party	(820,294)
Accrued expenses	58,028
Prepaid taxes	2,274
Net cash flows used by operating activities	(755,419)
Cash flows from investing activities	-
Cash flows from financing activities:	
Proceeds from PPP Loan	65,564
Repayment of PPP Loan	(65,564)
Net cash flows provided by financing activities	-
Net decrease in cash	(755,419)
Cash, beginning of year	1,147,380
Cash, end of year	$ 391,961

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 35
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer, subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory, Inc. ("FINRA"), incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2021.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2021, the Company had no cash which exceeded federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement with its related party when commission income is earned from sale of beneficial interests of a Delaware Statutory Trust ("DST"). Please refer to Note 3 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of federal income tax and California franchise tax for financial and tax purposes.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 1,474	$ 800	$ 2,274
Deferred	-	-	-
	$ 1,474	$ 800	$ 2,274

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2021.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2017 and forward remain open for examination by federal, and 2016 and forward remain open for examination by State of California.

(3) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. ("RKP"), an affiliate of the Company and the only sponsor of the offerings. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On May 1, 2020, the agreement was amended followed with a second amendment on October 1, 2020 and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $425,453 for the year ended January 31, 2021.

(3) RELATED PARTY TRANSACTIONS, continued

On October 16, 2020 and December 4, 2020, the Company entered into Managing Dealer Agreements (the "MDA") with RK CODA DST ("CODA DST") and RK Pointe at Research Park DST ("Research Park DST"), respectively. These DSTs are related to the 100% owner of the Company and also the 100% owner of trust manager entities. The terms of the MDA appoints the Company as the DSTs' exclusive managing placement agent for the purpose of the placement of all beneficial interests. Under the MDAs, the Company will receive sales commission equal to 6% of the proceeds released to the DSTs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned commissions totaling $7,140,633 from the sale of interests of certain DSTs for the year ended January 31, 2021.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(4) NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2021, the Company had net capital of $383,531 which was $326,128 in excess of its required net capital of $57,403; and the Company's ratio of aggregate indebtedness ($861,049) to net capital was 2.25 to 1, which is less than the 15 to 1 maximum allowed.

(5) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

(6) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, Continued

For the year ending January 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7) COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of January 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

The Company received a loan in the amount of $65,564 under the SBA Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 16, 2020. The Company repaid the principle balance of $65,564 on May 6, 2020. As of January 31, 2021, the Company has no outstanding loan payable balance.

(8) EMPLOYEE BENEFIT PLAN

Effective December 1, 1999, the Company adopted a 401(k) retirement/profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan after completing at least six months of service and attaining age twenty-one. The Company's profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are vested based on continuous service as follows: 0% vested for the first two years of service, then 20% vesting per year until the participant is 100% vested after six years of service. The Company recorded profit sharing contributions of $3,277 for the year ended January 31, 2021.

RANCE KING SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2021

Total stockholder's equity		$ 303,470
Additions:		
Reserve for discretionary bonuses		390,130
Less: non-allowable assets		
Due from related parties, in excess of related payable	$ (298,268)	
Prepaid taxes	(11,801)	
Total non-allowable assets		(310,069)
Net capital		$ 383,531

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 57,403
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 57,403
Excess net capital	$ 326,128

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 861,049
Ratio of aggregate indebtedness to net capital	2.25 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 report dated January 31, 2021.

See Report of Independent Registered Public Accounting Firm

RANCE KING SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2021

Not Applicable – The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve computation obligations under SEA Rule 15c3-3(e) because its business is limited to the distribution of real estate based investments on an application or subscription way basis.

RANCE KING SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2021

Not Applicable – The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve computation obligations under SEA Rule 15c3-3(e) because its business is limited to the distribution of real estate based investments on an application or subscription way basis.

See Report of Independent Registered Public Accounting Firm

Rance King Securities Corporation
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rance King Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rance King Securities Corporation claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in real estate private placements and (2) Rance King Securities Corporation stated that Rance King Securities Corporation met the identified exemption provisions throughout the year ending January 31, 2021 without exceptions. Rance King Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 25, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

RANCE KING SECURITIES CORPORATION

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

JANUARY 31, 2021

This is to certify that, to the best of my knowledge and belief:

Rance King Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in real estate private placements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption throughout the year ending January 31, 2021 without exceptions.

WR King

William Rance King, Jr.
President

Date

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Rance King Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2021. Rance King Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Rance King Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Rance King Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 25, 2021

RANCE KING SECURITIES CORPORATION
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

JANUARY 31, 2021

		Amount
Total assessment	$	-
Overpayment carried forward from prior year		(159)
SIPC-6 general assessment		-
SIPC-7 general assessment		-
Total assessment balance (overpayment carried forward)	$	(159)